UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

Catalyst Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

14888D109
(CUSIP Number)

22NW, LP 1455 NW Leary Way Suite 400 Seattle, WA 98107 Attention: Aron R. English, President (206) 437-9174
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14888D109
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
22NW Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	⌧

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
735,841

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
735,841

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
735,841

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Based on 11,980,103 shares of Common Stock outstanding as of April 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 2, 2019.

CUSIP No. 14888D109
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
22 NW, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	⌧

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
735,841

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
735,841

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
735,841

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Based on 11,980,103 shares of Common Stock outstanding as of April 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 2, 2019.

CUSIP No. 14888D109
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
22NW Fund GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	⌧

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
735,841

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
735,841

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
735,841

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based on 11,980,103 shares of Common Stock outstanding as of April 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 2, 2019.

CUSIP No. 14888D109
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
22NW GP, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	⌧

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
735,841

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
735,841

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
735,841

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 11,980,103 shares of Common Stock outstanding as of April 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 2, 2019.

CUSIP No. 14888D109
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Aron R. English

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	⌧

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
735,841

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
735,841

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
735,841

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on 11,980,103 shares of Common Stock outstanding as of April 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 2, 2019.

Item 1.  Security and Issuer.  This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 611 Gateway Blvd., Suite 710, South San Francisco, California 94080.

Item 2.  Identity and Background.

a.
This Schedule 13D is being filed jointly by 22NW Fund, LP, a Delaware limited partnership (the “Fund”), 22NW, LP, a Delaware limited partnership (the “Fund Investment Manager”), 22NW Fund GP, LLC, a Delaware limited liability company (the “Fund GP”), 22NW GP, Inc., a Delaware corporation (the “Fund Investment Manager GP”), and Aron R. English, an individual (the “Fund GP Manager” and, collectively with the Fund, the Fund Investment Manager, the Fund GP and the Fund Investment Manager GP, the “Reporting Persons”).

b.	The business address of each of the Reporting Persons is 1455 NW Leary Way, Suite 400, Seattle, WA 98107.

c.
The principal business of the Fund is investing in securities. The principal business of the Fund Investment Manager is serving as investment manager to the Fund.  The principal business of the Fund GP is serving as general partner to the Fund. The principal business of the Fund Investment Manager GP is serving as general partner to the Investment Manager. The principal business of the Fund GP Manager is to act as portfolio manager of the Fund Investment Manager and a managing member of the Fund GP.

d.	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Each Reporting Person (other than the Fund GP Manager) is an entity formed under the laws of the State of Delaware. The Fund GP Manager is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.  The Fund purchases the Shares (as defined in Item 5 below) with its working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  The aggregate purchase price paid by the Fund for the Shares was approximately $6,028,433, including brokerage commissions.

Item 4.  Purpose of Transaction.

The Fund invested in the Issuer as part of its investment strategy, and has no current plans to engage in any of the type of transactions that would require additional disclosure under this Item 4. The Fund intends to review its investment in the Issuer on a periodic basis, and may communicate with members of management and with other shareholders or potential shareholders of the Issuer on matters that the Reporting Persons deem relevant to their investment in the Issuer.  Depending on various factors, including the Issuer’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Fund may, in the future, take such actions with respect to its shares of Common Stock as it deems appropriate, including purchasing additional shares of Common Stock, selling all or a portion of the shares of Common Stock held by it, or taking any other action with respect to the Issuer or any of its securities in any manner permitted by applicable law.

Item 5.  Interest in Securities of the Issuer.

a.
The Fund beneficially owns and has sole voting and dispositive power over 735,841 shares of Common Stock (the “Shares”), which represents 6.1% of the issued and outstanding Common Stock based upon 11,980,103 shares of Common Stock issued and outstanding as of April 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 2, 2019.

b.
The Fund Investment Manager acts as investment manager to the Fund and, as a result, may be deemed to have shared voting and dispositive power over the Shares.  The Fund Investment Manager does not own any Common Shares directly, and disclaims beneficial ownership of the Shares except to the extent of any pecuniary interest therein.

The Fund GP acts as general partner to the Fund and, as a result, may be deemed to have shared voting and dispositive power over the Shares.  The Fund GP does not own any Common Shares directly, and disclaims beneficial ownership of the Shares except to the extent of any pecuniary interest therein.

The Fund Investment Manager GP acts as general partner to the Fund Investment Manager and, as a result, may be deemed to have shared voting and dispositive power over the Shares.  The Fund Investment Manager GP does not own any Common Shares directly, and disclaims beneficial ownership of the Shares except to the extent of any pecuniary interest therein.

The Fund GP Manager acts as manager to the Fund GP and, as a result, may be deemed to have shared voting and dispositive power over the Shares.  The Fund GP Manager does not own any Common Shares directly, and disclaims beneficial ownership of the Shares except to the extent of any pecuniary interest therein.

c.	The following transactions were effected by the Fund in the public markets during the past 60 days with respect to the Issuer’s securities, in open market transactions:

Transaction Date (MM/DD/YY)	Shares of Common Stock Purchased	Price per Share ($)
06/24/19	10,636	7.45
06/25/19	26,861	7.55
06/26/19	48,067	7.49
06/27/19	25,742	7.63
06/28/19	21,179	7.62
07/01/19	13,324	7.38
07/02/19	7,000	7.67
07/03/19	2,000	8.05
07/08/19	82,640	8.96
07/09/19	94,464	8.04
07/10/19	53,608	8.00
07/11/19	38,058	8.15
07/12/19	28,000	8.41
07/15/19	15,425	8.36
07/16/19	2,200	8.46
07/17/19	16,300	8.48
07/18/19	16,077	8.41
07/19/19	30,700	8.49
07/20/19	61,109	8.18

d.	None.

e.	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1 - Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2019

22NW FUND, LP

By:	22NW Fund GP, LLC
Its:	General Partner

By:	/s/ Aron R. English
Name:	Aron R. English
Title:	Managing Member

22NW, LP

By:	22NW GP, Inc.
Its:	General Partner

By:	/s/ Aron R. English
Name:	Aron R. English
Title:	President

22NW FUND GP, LLC

By:	/s/ Aron R. English
Name:	Aron R. English
Title:	Managing Member

22NW GP, INC.

By:	/s/ Aron R. English
Name:	Aron R. English
Title:	President

ARON R. ENGLISH

/s/ Aron R. English